SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CNPJ 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (the “Company”), in compliance with the provisions of the Brazilian Securities Commission (“CVM”) Resolution No. 44, of August 23, 2021, as amended, (“Resolution CVM 44”) and further to the material facts disclosed on October 5, 2025 and January 20, 2026, hereby informs its shareholders and the market in general that today the transaction closed involving the acquisition of 11,009,550 (eleven million, nine thousand, five hundred and fifty) common shares issued by Empresa Metropolitana de Águas e Energia S.A. – EMAE (“EMAE”), representing approximately 74.9% (seventy-four point nine percent) of the voting capital and approximately 29.79% (twenty-nine point seventy-nine percent) of EMAE’s total capital (the “Transaction”), pursuant to the share purchase agreement entered into with Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda. (“Vórtx”), in its capacity as trustee, representing the pool of debentureholders of the First Issuance of Simple, Non-Convertible, Secured Debentures, with Additional Surety, in a Single Series, for Private Placement, of Phoenix Água e Energia S.A.

On this date, the Company paid Vórtx a price per acquired common share of R$62.00 (sixty-two reais), in cash (as result of the application of the CDI on the amount of R$ 59.33 (fifty-nine reais and thirty-three centavos) disclosed in the Material Fact dated October 5, 2025), totaling R$ 682,643,113.65 (six hundred eighty-two million, six hundred forty-three thousand, one hundred thirteen reais and sixty-five centavos). The Company clarifies that the amount paid to Vórtx is not subject to post-closing adjustments.

As a result of the closing of the Transaction, pursuant to the applicable regulations, within 30 (thirty) days from this date, the Company will submit to the CVM the application for registration of a public tender offer for the acquisition of the remaining common shares issued by the Company due to the transfer of control, pursuant to Article 254-A of the Brazilian Corporation Law.

The Company also informs that, as of this date, it does not intend to cancel EMAE’s registration as a publicly-held company within a period of 1 (one) year (period sets forth in item (vii) of article 10 of the CVM Resolution 44), nor any decision regarding a potential corporate reorganization involving EMAE and the Company.

The Company will keep its shareholders and the market in general informed of any material developments related to the subject matter of this Material Fact.

São Paulo, January 21, 2026

DANIEL SZLAK

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 22, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.